EXHIBIT 1

                                 PROMISSORY NOTE

                   AMOUNT: $173,802.00 in UNITED STATED FUNDS

FOR VALUE RECEIVED, the undersigned (the "Corporation") hereby promises to pay to the order of SVM Star Ventures Managementgesellschaft mbH Nr.3 ("Lender") at the City of Vancouver, in the Province of British Columbia, on the date that is 60 days from the date hereof, the sum of One hundred seventy three thousand and eight hundred and two US DOLLARS ($173,802.00) in U.S. funds, together with interest thereon at the rate of TWELVE (12%) percent per annum, calculated annually, not in advance, from the date of advance of funds to the undersigned to the due date hereof, and thereafter at the rate of EIGHTEEN (18%) percent per annum; provided, however, that at any time prior to repayment Lender shall be entitled by written notice to the Corporation to convert the entire principal and interest under this Promissory Note into equity shares in the Corporation on the terms and conditions set forth in the attached Financing Proposal (or in the definitive documents to be adopted reflecting such Financing Proposal). The Corporation shall not have the right to prepay all or any portion of this amount.

The undersigned hereby waive resentment for payment and notice of dishonor.

DATED this 26 day of March, 2008.

UNITY WIRELESS CORPORATION

Per _____________________________________:

ILAN KENIG


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      UNITY WIRELESS CORPORATION - SCHEDULE "A" TO NOTE DATED MARCH.24.2008

Financing Proposal for holders of Series B Preferred Shares (all dollar amounts in USD)

Unity Wireless Corporation ("Unity") is proposing to raise up to $375,000, on financing terms proposed to be issued to the holders of Series "B" Convertible Non-redeemable Preferred Shares, on a private placement basis. The proposed financing terms are outlined as follows:

     1. Unity will issue convertible debentures to the investors. The debentures will have the same terms and conditions as Unity's existing outstanding debentures issued in December of 2006, including an interest rate of 8% percent per annum, conversion right into Common Shares of Unity at a price of $0.09 per share with full ratchet provisions pursuant to which the conversion price will be reduced in the event that Unity issues shares or other convertible securities with a price (or conversion price) below $0.09 per share.

     2. The participating investors would be entitled to exchange all or a portion (as described below) of their existing Series "B" Shares for new Series "C" Preferred Shares on a one-for-one basis. The terms of the Series "C" Shares (which are yet to be created) will be identical to the existing Series "B" Shares except for the following differences:

          a) The deadline for the forced conversion of the Preferred Shares into Common Shares will be three years from the date the Series "C" are created;

          b) The Series "C" shares will be convertible into Common Shares on a 1,000-for-1 basis (the same conversion rate as the Series "B" Shares), subject to adjustment if the ratchet provisions of the debenture are triggered. If the adjusted conversion price of the debentures is reduced to $0.02 per share or less, then the conversion rate of the Series "C" shares shall be 2,000 common shares for each Series "C" share. If the adjusted conversion price of the debentures is between $0.09 and $0.02 per share, then the conversion rate shall be adjusted on a corresponding (sliding scale) proportionate basis. By way of example, if the adjusted conversion price is $0.05 per share, then the adjusted conversion rate shall be 1,571 common shares for each Series "C" Share [1,000 + (0.09 - 0.05)/(0.09 - 0.02) x 1,000].

          c) In the event that there is an adjustment to the conversion rate of the Series "C" shares, then the right to convert at the increased rate shall be shares to accommodate the issuance (taking into account all shares subject to Unity's articles providing for sufficient authorized reserved for issuance), which may require an amendment to Unity's Articles, but conversion at the non-adjusted rate will be allowed at all times.

     The number of Series "B" shares that can be exchanged for Series "C" shares shall depend upon the extent to which the investor participates in the placement, based on the holders of Series "B" shares participating in a total financing of up to $375,000. [e.g. maximum number of Series "B" shares that can be exchanged equals (amount invested/$375,000) x 90,000]


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     3.   These financing terms shall require Unity to amend its articles to create the Series "C" Shares, which require certain SEC and other filings to be completed.

     4. The warrants issued to the Series "B" shareholders that participate in the financing will be amended to add ratchet provisions that will provide for an adjustment to the exercise price in the event that Unity issues securities with a price (or an exercise or conversion price) less than the current exercise price of the warrants.

     5. Acknowledging that Unity is offering these financing terms on the condition that funds be immediately available for the purposes of ensuring all filings and other regulatory requirements are complied with, the funds must be invested and provided to Unity no later than March [28], 2008 and such funds shall be immediately releasable to Unity notwithstanding that all required financing documents and approvals have not been completed. Until the terms of the financing can be completed, the funds provided to Unity will represent a short term loan bearing interest at a rate of 12% per annum, payable 60 days. On Unity completing all conditions required to proceed with the financing the short term loan shall be considered to be repaid and the payment applied to the financing. If the conditions have not been satisfied (and the loan applied to the financing) within 60 days then the interest rate thereafter shall increase to 18% per annum until the loan is repaid or applied to the financing.


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